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                                                                     EXHIBIT III

                          DEBENTURE EXCHANGE AGREEMENT

               Debenture Exchange Agreement dated as of August 20, 1997, by and between TOPS APPLIANCE CITY, INC., a New Jersey corporation ("Tops"), having an address at 45 Brunswick Avenue, CN 14, Edison, New Jersey 08818 and BEA ASSOCIATES, a New York partnership ("BEA"), having an address at 153 East 53rd Street, New York, New York 10022.

               WHEREAS, pursuant to an indenture (the "Indenture") dated as of November 30, 1993 by and between Tops and Midlantic National Bank as Trustee, Tops issued $40,000,000 in principal amount of its 6 1/2 Convertible Subordinated Debentures due 2003 (the "Debentures"); and

               WHEREAS, BEA, on behalf of itself and the accounts it manages, is the registered and beneficial owner of $15,375,000 in principal amount of the Debentures (the "BEA Debentures"); and

               WHEREAS, BEA has agreed to exchange the BEA Debentures for a new debenture (the "New Debenture") having the terms and conditions set forth in this Agreement, all on the terms and conditions set forth in this Agreement; and

               WHEREAS, Tops has agreed to issue the New Debentures to BEA in exchange for the BEA Debentures, all on terms and conditions set forth in this Agreement;

               NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, Tops and BEA agree as follows:

               1. Effective September 1, 1997 (the "Effective Date"), BEA will sell, transfer and assign all of its right, title and interest in and to the BEA Debentures to Tops in exchange for the consideration set forth in paragraph 2 of this Agreement. BEA will deliver to Tops certificate(s) representing the BEA Debentures along with bond powers or similar transfer instrument, duly endorsed for transfer, or take such other steps as may be reasonably appropriate and necessary in order to effect the transfer and assignment of the BEA Debentures to Tops.

               2. In consideration of the purchase of the BEA Debentures from BEA, on the Effective Date, Tops will issue and deliver to BEA a certificate or certificates representing New Debentures in the principal amount of Seven Million Six Hundred Eighty Seven Thousand Five Hundred and No/00 ($7,687,500.00) Dollars. The New Indenture shall be in form of Exhibit A attached to this Agreement.

               3. The New Debentures will be freely tradeable and have the same terms and conditions as the Debentures, including without limitation the same interest rate and interest payment dates, subject to the following exceptions:

               a. The conversion price of the New Debentures will be One and 75/00 Dollars ($1.75) per share of Tops common stock; provided that the New Debentures may not be converted to common stock prior to February 28, 1999; and provided further that if, upon conversion BEA owns 12.5% of the outstanding common stock of Tops, it shall have the right to designate one director, and if BEA owns 25% of such outstanding stock, it shall have the right to designate two directors; and


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               b.     The New  Debentures  will rank pari passu with the
        Debentures in respect of the payment of principal and interest; and

               c. Tops will have no right to effect an optional redemption of the New Debentures; and

               d. In the event a third party offers to purchase all of the common stock of Tops or the securities held by BEA at a price in excess of $1.75 per share and Tops' Board of Directors rejects such an offer, BEA may convert its New Debentures and sell to such third party, subject to a right of first refusal in favor of Tops for thirty (30) days.

               4. On or before October 31, 1997, Tops will prepare, execute and file with the Securities and Exchange Commission a registration statement on Form S-3 or such other form as Tops may be qualified to use for the purpose of registering the New Debentures and the common stock of Tops issuable upon conversion of the New Debentures under the Securities Act of 1933, as amended (the "Act"), and will thereafter cause such registration statement to become effective under the Act.

               5. Tops hereby represents to BEA that the execution, delivery and performance of this Agreement has been duly authorized by all necessary and appropriate corporate action by Tops, that this Agreement constitutes the legal and binding obligation of Tops, enforceable against Tops in accordance with its terms, and that the New Debentures have been duly authorized and will be validly issued by Tops and will constitute the valid and binding obligation of Tops in accordance with their terms.

               6. BEA represents to Tops that the execution, delivery and performance of this Agreement has been duly authorized and approved by all necessary corporate action on the part of BEA and that this Agreement constitutes the binding obligation of BEA, enforceable against BEA in accordance with its terms.

               7. The parties acknowledge that, if required, Tops will take all appropriate action to offer to all other holders of Debentures the right to receive New Debentures on the same terms and conditions as applied to BEA pursuant to this Agreement. Such action will be taken in accordance with all requirements of the Indenture, the Act and any other agreement, statute, law or regulation binding upon or applicable to Tops. Tops agrees that it will provide to any such holder terms no more favorable to such holder than the terms applicable to BEA and the New Debentures under this Agreement. To the extent necessary or appropriate, if Tops issues additional New Debentures pursuant to an indenture or other agreement, BEA agrees to execute (if applicable) and be bound by the terms of such indenture or agreement, provided that such terms are no more burdensome or detrimental to BEA than the terms of this Agreement.

               8. This Agreement constitutes the entire agreement between Tops and BEA relating to the subject matter hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; may be amended only in writing signed by the parties hereto, and shall be governed by the laws of the State of New Jersey, excluding the conflicts law provisions of such state.


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               IN WITNESS WHEREOF, this Agreement has been executed and
delivered as of the date first written above.

                                                TOPS APPLIANCE CITY, INC.

                                                by: /s/ Robert Gross
                                                   --------------------------
                                                   Name: Robert Gross
                                                   Title: Chairman/CEO


                                                BEA ASSOCIATES

                                                by: /s/ Todd M. Rice
                                                    -------------------------
                                                    Name: Todd M. Rice
                                                    Title: Senior Vice President